UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

RESULTS - IFRS 2011

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

CONTENTS

Key ConsolidateD Data	03

Highlights in period	04

Ratings	06

Macroeconomic Environment	07

RECENT EVENTS and subsequent EVENTs	08

Strategy	09

EXECUTIVE SUMMARY	10

Santander's results in Brazil
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	11
MANAGERIAL INCOME STATEMENT	12
BALANCE SHEET	17
results BY SEGMENT	23
CARDS	24

Risk Management	25

Sustainable Development and corporate governance	27

Summarized balance sheet and MANAGERIAL financial Statements	28

Anexxes	30

2

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A. and was prepared in accordance with International Financial Reporting Standards (IFRS). More financial information (unaudited) is presented in the attachment. The complete audited financial statements for 2011 will be available in the Investor Relations site and at the regulatory bodies by March 30, 2012.

The following data on the results and performance indicators are managerial, since they are based on the accounting results adjusted for the fiscal hedge operations of the investments in the Cayman branch and for the unification of accounting classification of the leasing transactions, carried out during the integration of the systems of Santander Leasing Arrendamento Mercantil, and non-recurring events considered relevant. We emphasize that these adjustments have no effect on net income. The reconciliation of the accounting result and the managerial result is available on page 11 of this report.

MANAGEMENT ANALYSIS	2011	2010	Var.	4Q11	3Q11	Var.
			2011x2010			4Q11x3Q11

RESULTS (R$ million)
Net interest income	27,902	24,645	13.2%	7,604	6,899	10.2%
Net fees	7,339	6,834	7.4%	1,855	1,836	1.0%
Allowance for loan losses	(9,383)	(8,783)	6.8%	(2,320)	(2,703)	14.2%
Administrative and personnel expenses	(12,372)	(11,230)	10.2%	(3,360)	(3,086)	8.9%
Net profit	7,755	7,382	5.1%	1,799	1,802	0.2%

BALANCE SHEET (R$ million)
Total assets	399,886	374,663	6.7%	399,886	414,983	3.6%
Securities	75,257	89,823	16.2%	75,257	74,743	0.7%
Loan portfolio¹	194,184	160,559	20.9%	194,184	184,727	5.1%
Individuals	63,413	50,981	24.4%	63,413	60,170	5.4%
Consumer finance	30,459	26,969	12.9%	30,459	28,712	6.1%
SMEs	47,940	38,178	25.6%	47,940	44,179	8.5%
Corporate	52,373	44,431	17.9%	52,373	51,666	1.4%
Expanded Credit Portfolio[2]	208,862	172,174	21.3%	208,862	199,270	4.8%
Funding from Clients[3]	180,508	159,882	12.9%	180,508	178,428	1.2%
Total final equity	78,032	73,364	6.4%	78,032	76,992	1.4%
Total average equity excluding goodwill [4]	47,741	43,563	9.6%	47,741	46,918	1.8%

PERFORMANCE INDICATORS (%)
Return on shareholders' average equity annualized	10.2%	10.3%	0.1 p.p.	9.5%	9.6%	0.1 p.p.
Return on shareholders' average equity excluding goodwill[4] annualized	16.2%	16.9%	0.7 p.p.	15.1%	15.4%	0.3 p.p.
Return on average asset annualized	2.0%	2.2%	0.2 p.p.	1.8%	1.8%	0.0 p.p.
Efficiency Ratio[5]	34.0%	34.2%	0.2 p.p.	35.3%	33.4%	1.9 p.p.
Recurrence[6]	59.3%	60.9%	1.5 p.p.	55.2%	59.5%	4.3 p.p.
BIS ratio excluding goodwill4/13	19.9%	22.1%	2.2 p.p.	19.9%	19.1%	0.8 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[7] IFRS	6.7%	5.8%	0.9 p.p.	6.7%	6.7%	0.0 p.p.
Delinquency[8] (more than 90 days) BR GAAP	4.5%	3.9%	0.6 p.p.	4.5%	4.3%	0.2 p.p.
Delinquency[9] (more than 60 days) BR GAAP	5.5%	4.7%	0.8 p.p.	5.5%	5.3%	0.2 p.p.
Coverage ratio IFRS[10]	85.5%	98.3%	12.8 p.p.	85.5%	89.0%	3.5 p.p.
Coverage ratio BR GAAP	136.8%	137.1%	0.3 p.p.	136.8%	141.2%	4.4 p.p.

OTHER DATA
Assets under management AUM (R$ million)	113,022	111,338	1.5%	113,022	115,180	1.9%
Numbers of credit and debit cards (thousand)	41,699	37,294	11.8%	41,699	41,008	1.7%
Branches	2,355	2,201	154	2,355	2,294	61
PABs (mini branches)	1,420	1,495	(75)	1,420	1,437	(17)
ATMs	18,419	18,312	107	18,419	18,342	77
Total Customers (thousand)	25,299	23,038	2,260	25,299	24,743	556
Total current account (thousand)[11]	19,322	18,085	1,236	19,322	19,080	242
Employees[12]	54,602	54,406	196	54,602	52,770	1,832

1. Management information.
2. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquired portfolio.
3. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras   LFT).
4. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência. In 2011 exclude only the goodwill of the aquisition of Banco Real.
In accordance with the Brazilian Central Bank, the BIS ratio, including the goodwill, is 28.4% in Dec/10 and 24.8% in Dec/11.
5. General expenses/total income .
6. Net commissions / General expenses.
7. (Portfolio overdue by more than 90 days plus loans with high default risk) / credit portfolio.
8. Portfolio overdue by more than 90 days  /  credit portfolio in BR GAAP.
9. Portfolio overdue by more than 60 days  /  credit portfolio in BR GAAP.
10.  Allowance for loan losses  / (portfolio overdue by more than 90 days plus loans with high default risk).
11.  Active and inactive current account during a 30 day period, according to the Brazilian Central Bank.
12.  Considering Banco Santander (Brasil) S.A.  and its subsidiaries consolidated in the balance sheet.
13.  Excluding the effect of goodwill as international rules on capital base I.

3

HIGHLIGHTS IN PERIOD

HIGHLIGHTS IN PERIOD

RESULTS
▪ Net profit totaled R$7,755 million in 2011, up 5.1% (or R$373 million) in comparison to R$7,382 million recorded in the same period of 2010. In the quarter, it decreased by 0.2%.

INDICATORS

▪    Evolution of performance indicators in the twelve month period (2011/2010):

-         Efficiency ratio: 34.0% in 2011, improving 0.2 p.p.

-         Recurrence ratio: 59.3% in 2011, down 1.5 p.p.

-         ROAE: 16.2% in 2011, down 0.7 p.p.

▪    Soundness indicators:

-         BIS Ratio: 19.9% in 2011, up 0.8 p.p. in three months and decreased 2.2 p.p. in 12 months.

-         Coverage ratio: 85.5% in December of 2011, down 3.5 p.p. in three months and 12.8 p.p. in the last 12 months.

BALANCE SHEET

▪    Total Assets of R$ 399,886 million, growing 6.7% in the last 12 months.

▪    Loan portfolio of R$ 194,184 million, up 20.9% in the last 12 months. Expanded Credit portfolio increased 21.3% in the same period to reach R$ 208,862 million.

▪    Total Average Equity of R$ 47,741 million (excluding average goodwill of R$ 27,975 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)

▪   Market Capitalization[1] on 29/12/2011: R$ 57 billion or US$ 30 billion

▪   Number of shares (thousand): 399,044,117

▪   Earnings² in 2011 per:

• lot of 1,000 Shares - R$ 19.43

• lot of 10 Units - R$ 20.41

4

HIGHLIGHTS IN PERIOD

5

HIGHLIGHTS IN PERIOD

Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. In 4Q11, Standard & Poor’s upgraded Santander Brasil’s rating from BBB- to BBB, reflecting its strong business and capital position, appropriate risk position and profitability.

The following table presents the ratings assigned by the three major rating agencies.

RATINGS		Global Scale			Nacional Scale

	Local Currency		Foreign Currency		Nacional
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Fitch Ratings (outlook)	A (stable)	F1	BBB+ (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor s (outlook)	BBB (stable)	A 3	BBB (stable)	A 3	brAAA (stable)	brA 1

	Deposits Local Currency		Deposits Foreign Currency		Nacional
Moody's (outlook)	A2 (stable)	Prime 1	Baa2 (positive)	Prime 2	Aaa.br (stable)	Br 1
Ratings as published in the respective rating agency s reports: Fitch Ratings (April 7, 2011); Standard & Poor s (November 29, 2011) and Moody s (June 20, 2011).

6

MACROECONOMIC ENVIRONMENT

Macroeconomic Environment

The Brazilian economy showed signs of moderate economic activity during the second half of 2011. Third quarter GDP growth, reported in December, slowed down, dropping from 3.3% in 2Q11 (compared to 2Q10) to 2.1% in 3Q11 (compared to 3Q10), reflecting the combination of weaker global demand and the delayed effects of the monetary tightening between April 2010 and mid-2011. The deceleration was particularly sharp in industrial production, which remained weak throughout the year. Domestic demand also recorded a downturn, but remained stronger than industrial activity, sustained by continuous gains in employment and income.

Inflation has been declining as a result of the economic slowdown, but remains a source of concern. The 12-month IPCA consumer price index declined from the peak reached in the third quarter to close the year at 6.50%, in line with the upper limit of the inflation target (4.5% +/- 2 p.p.), mainly impacted by service prices, which increased by 9.0%, fueled by rising labor costs. Wholesale prices, on the other hand, have been posting a milder increase, influenced by the decline in international commodity prices.

The worsening international scenario, combined with the relative decline in inflation, and the risks it brings to the Brazilian economy, reflected in the monetary measures taken by the Central Bank: the target Selic rate was reduced to 11% p.a. in December and a few of the macroprudential measures adopted in 2010 were partially undone in order to stimulate credit expansion. The outstanding credit provided by the financial system surpassed R$ 2 trillion by end of 2011 (49.1% of GDP), representing a 19% year-over-year growth. Growth in mortgage (44.5% year-over-year) continues to outpace other lending products.  Delinquency increased to 5.5% in December from 5.3% at the end of the third quarter.

Despite the unfavorable international scenario, Brazil recorded a robust trade surplus of US$29.8 billion in 2011, almost 50% higher than the US$20.3 billion posted in 2010. In spite of the second-half slowdown, commodity prices, on average,  remained higher than in the previous year and were chiefly responsible for the 27% growth in exports. Imports increased by 25%, reflecting the expansion of domestic demand. Net expenses with services and income also increased in the last months of the year when compared to the same period in 2010. As a result, the 12-month current account deficit widened, closing 2011 at US$51.9 billion (2.1% of GDP).

Foreign Direct Investment remained strong in the last months of 2011, despite the crisis, and totaled US$66.7 billion in 2011, more than offsetting the current account deficit. The turbulence in the international markets seem to have partially affected other sources of external financing – such as portfolio investment and some types of external loans –, but overall the access to international financing remains sufficient to fund Brazil’s external needs. International reserves ended 2011 at US$ 352 billion, representing a comfortable buffer against the international crisis. Nevertheless, the deterioration in the external scenario has kept the real under some pressure, with the currency closing the year at R$ 1.88/US$.

Higher tax revenues and a tighter control on the expenditures have enabled the public sector to deliver a primary surplus equivalent to 3.3% of GDP in the twelve months through November 2011 – running above the 3% of GDP target for the year. Considering the interest payments on the public debt, the public sector borrowing requirements reached 2.4% of the GDP in the same period. The fiscal effort, combined with the lower interest rates and the favorable effect of the currency weakening (given that the public sector is currently a net creditor in foreign currency), have led the net public sector debt to 36.6% of GDP by end-November (compared to 38.8% in November 2010, down 2.2 p.p. in 12 months). The good performance of the fiscal accounts further reinforces the positive view on the Brazilian economy, which has been able to endure the turbulence from the international crisis with no substantial risks of fiscal or balance-of-payments problems, at the same time it preserved a robust, albeit milder, pace of economic growth.

ECONOMIC AND FINANCIAL INDICATORS	4Q11	3Q11	4Q10

Country risk (EMBI)	220	209	185
Exchange rate (R$/ US$ end of period)	1.876	1.854	1.666
IPCA (in 12 months)	6.50%	7.31%	5.91%
Benchmark Selic (Annual Rate)	11.00%	12.00%	10.75%
CDI¹	2.67%	3.01%	2.56%
Ibovespa Index (closing)	56,754	52,324	69,305
1. Quarterly effective rate.

7

RECENT EVENTS

RECENT EVENTS

SALE OF SANTANDER SEGUROS

Based on the prior approval granted by the Superintendência de Seguros Privados (SUSEP) on August 23, 2011, the sale (“Transaction”) of all the shares issued by the Company’s wholly-owned subsidiary Santander Seguros S.A. (“Santander Seguros”) was concluded on October 5, 2011. These shares were sold to:  (i) Zurich Santander Insurance America, S.L., a holding company headquartered in Spain (“Zurich Santander Insurance”), fifty-one percent (51%) directly  or indirectly owned by Zurich Financial Services Ltd. and its subsidiaries (“Zurich”), and forty-nine percent (49%) owned by Banco Santander, S.A. (“Santander Spain”),  and (ii) Inversiones Zurich Santander America SPA, a company headquartered in Chile and owned by Zurich Santander Insurance (“Inversiones ZS”). The conclusion of this transaction comprised the effective transfer (i) by Santander Brasil to Zurich Santander Insurance of 11,251,174,948 common shares issued by Santander Seguros, and (ii) by Santander Brasil to Inversiones ZS of three (3) common shares of Santander Seguros, and the payment of the preliminary purchase and sale price of R$2,751,557,571.98 to Santander Brasil. The final purchase and sale price will be established at an appropriate time, based on a special balance sheet to be prepared by Santander Seguros for the period ended September 30, 2011, and on the purchase price adjustment mechanism set forth in the relevant Stock Purchase Agreement dated July 14, 2011. Once this price is defined, Santander Brasil will disclose it to the public in general, and will formalize the offer of the right of first refusal for its shareholders, as set forth in Article 253 of Law 6404/76. The Transaction is part of the strategic alliance abroad between Santander Spain and Zurich, involving the acquisition, by Zurich Santander Insurance, of all property, casualty and life insurers, as well as private pension funds of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay. As part of the Transaction, the Bank will offer the insurance products exclusively through its branch network for the next 25 years, with the exception of auto insurance, which is not included in the Transaction’s exclusivity clause. As a result of these agreements, Banco Santander will be remunerated in line with current practices. The Transaction aims to strengthen Banco Santander’s operations in the insurance market by ensuring a wider range of products covering clients that are not currently served by insurers, and by leveraging distribution capacity. The Transaction, under the terms of the applicable regulation, is subject to ratification by SUSEP.

ADDENDUM TO FORM F-3 AND SALE OF ADS BY SANTANDER GROUP

On November 14, 2011, Banco Santander formalized a registration request with the Securities and Exchange Commission (“SEC”) for a second addendum to the Registration Statement in Form F-3, with immediate validity, allowing the sale of Banco Santander ADSs or Units by Santander Group companies or by Banco Santander. In addition, pursuant to the supplementary prospectus filed on November 16, 2011, any shareholder of Banco Santander S.A. (“Santander Spain”), Grupo Empresarial Santander S.L., and Banco Madesant – Sociedade Unipessoal S.A. (an affiliate company of the Group) may offer for sale, periodically, up to 310,832,288 Banco Santander’s ADSs or Units. The purpose of said documents is to ensure that approximately 8% of Banco Santander’s capital is registered and available for sale by Banco Santander and some Santander Group subsidiaries. As announced by Santander Spain, the intention of the Santander Group is that this registration is used:  (i) to give the Santander Group more flexibility in relation to complying with its commitment of delivering approximately 5% of its  shareholding in Banco Santander as set forth in the exchangeable securities issued; and (ii) to comply with the commitment of Santander Spain to ensure a Banco Santander free float of 25% prior to October 2012 (or, subject to an agreement with the Securities, Commodities and Futures Exchange (BM&FBovespa), prior to October 2014), when market conditions are more appropriate. There were no requests for a public offering in Brazil filed with the CVM.

On January 9, 2012, GES transferred to Santander Spain, ADRs representing approximately 5.18% of Santander Brasil's stock, as part of an internal reorganization in the Santander Group, to transfer approximately 4.41% of Santander Brasil's stock to a third party, which shall deliver this shareholding to the holders of exchangeable securities issued by Santander Spain in October 2010, upon the maturity and according to the terms of the Bond. The issuance of these exchangeable securities by Santander Spain was disclosed through a Material Fact dated October 29, 2010.  As a result of such transfers, Santander Spain, directly or indirectly, held 78.14% of the voting capital and 76.97% of the total capital of Santander Brasil, while free float corresponded to 22.75% of the total capital¹.

1 Total capital = Santander Spain: 76.97%, Free Float: 22.75% and Employee/others: 0.28%

8

STRATEGY

STRATEGY

On the first half of 2011, Santander was focused in the finalization of the integration process with Banco Real and, in the second half of the year, once the integration was finished, the Bank started to execute the Strategic Plan for the 2011-2013 period. The details of this plan were shared with the market on September, 2011, when Banco Santander Brasil attended the Santander Group’s Investor Day in London.  Its main strategic priorities, as presented to the market, are as follows:

•The focus in improving customer services through quality services and infrastructure. The goal for opening branches in the period is between 100 and 120 branches per year;

•To intensify the relationship with customers in order to become the bank of choice of our customers by 2013;

•To increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business, mortgages and auto loans;

•To take advantage of cross selling opportunities for products and services;

•To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness;

•To maintain its prudent risk management.

Santander also announced that, in 2012 and 2013, it expects to increase, by a compound annual growth rate, its net profit around 15%, revenues in the 14%-16%, costs (includes amortization) 11%-13% and total loan portfolio 15%-17%, in accordance with International Financial Reporting Standards (IFRS).

In addition, there was the launch of the plan “Rio 2 mil e sempre”, which aims to increase significantly the presence of the Bank in Rio de Janeiro State.

This actions show that, with of the end of de integration process, the Bank is now much better equipped to develop its business, with highly qualified teams, product’s competitive offerings and a strong communication strategy, and is fully committed to becoming the best and most efficient bank in the country in terms of creating value for its shareholders, ensuring client and employee satisfaction and building an attractive brand. With this in mind, it is engaged in the constant pursuit of simplicity, security, efficiency, profitability and the highest standards of quality.

Positioned as a universal Bank focused on retail, Santander shares the best global practices that set its business model apart. Efficient cost management, a strong capital base and conservative risk management translate this differential, which is based on 5 main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

In the fourth quarter of 2011, Santander launched several initiatives to improve client service and customer satisfaction, including improvements designed to simplify and speed up systems and processes, such as the unification of call center procedures, more efficient phone service and the replacement of more than 1,300 ATMs.

It also began providing Van Gogh (high income segment) clients with a series of new benefits, offering them support for real estate services during and after purchase, with advisory services and special conditions.

9

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$7,755 million in 2011, presenting a growth of 5.1% over the same period in 2010 and decline of 0.2% from the previous quarter.  Total average equity in 2011 stood at R$47,741 million, which excludes R$27,975 million in goodwill (average) from the acquisition of Banco Real. Return on average equity adjusted for goodwill was 16.2% in the 2011, declining by 0.7 p.p. from the same period a year earlier.

In the fourth quarter of 2011, Banco Santander Brasil concluded the sale of Santander Seguros for R$ 2.7 billion, which resulted in a profit of R$ 424 million in IFRS. (For more information see non-recurring events considered relevant on page 11).

The efficiency ratio stood at 34.0% in 2011, improving by 0.2 p.p. from the same period of 2010. This is largely due to the increase in revenue from interest and fees, of 13.2% and 7.4% respectively. General expenses (administrative + personnel), on the other hand, increased 10.2% in the last 12 months, partially explained by the impact of the expansion of sales teams. In the quarter, the efficiency ratio increased by 1.9 p.p. to 35.3%.

- Sound Balance Sheet: The BIS ratio stood at 19.9% in December 2011, for a decrease of 2.2 p.p. in the last 12 months. Meanwhile, the coverage ratio stood at 85.5% in December 2011.

The credit portfolio totaled R$ 194,184 million in December 2011, up 20.9% in twelve months (or an increase of R$ 33,625 million) and 5.1% in the quarter. The Individual segment grew 24.4% in twelve months and 5.4% in the quarter. The most successful products in the portfolio in both periods were cards and mortgages.

It’s important to highlight the strong acceleration of activities in the Consumer Finance segment, thanks to the restructuring that involved strengthening of the sales team, improved risk management, and adaptation of products and operations. This segment registered growth of 12.9% in twelve months and 6.1% in the quarter.

Credit to small and medium enterprises (SME) stood at R$ 47,940 million in 4Q11, up 25.6% in twelve months and 8.5% in the quarter.

The expanded credit portfolio[1] grew by 21.3% in the last 12 months and 4.8% on the previous quarter.

Total funding, which includes funding from clients[2] and assets under management, reached R$293,530 million in December 2011, with growth of 8.2% from a year earlier and stable in the quarter. Funding from clients reached R$180,508 million in the fourth quarter of 2011, growing 12.9% in the last 12 months and 1.2% in the quarter.

10

SANTANDER BRASIL RESULTS

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in IFRS, this report presents the Managerial Income Statement. The main difference from the Reported (Accounting) Income Statement is the adjustments made for the fiscal hedge operations of the investments in the Cayman branch, for the unification of accounting classification procedures for leasing transactions and the impacts from non-recurring events in the period. Both adjustments have no effect on net profit.

Fiscal Hedge: The effects from fiscal hedge that previously were recorded in the income tax line were reclassified to the gain (losses) from financial assets and liabilities line. Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

Santander Leasing: Unification of the accounting classification of leasing transactions made during the integration of systems. In 2011 there is no effect of this adjustment.

Significant non-recurring events in the period: The gains related to the sale of Santander Seguros S.A. (“Santander Seguros”) to Zurich Santander Insurance America, stood at R$ 424 million in IFRS1. This value is registered as “net gains on disposal assets (net)”. Additionally, we increased the provisions for contingencies in the same amount, during the period.

ote that adjustments have no effect on net profit in IFRS. For more information, go to page 16 of this document.

All information, indicators and comments concerning the Income Statement in this report are based on the Managerial Income Statement, except where stated otherwise.

INCOME STATEMENT	2011	Fiscal	Non recurring	2011	2010	Fiscal	Leasing	2010	4Q11	Fiscal	Non recurring	4Q11	3Q11	Fiscal	3Q11
(R$ Million)	Reported	Hedge	events	Managerial	Reported	Hedge	Adjustment	Managerial	Reported	Hedge	events	Managerial	Reported	Hedge	Managerial

Net Interest Income	27,902	-	-	27,902	24,095	-	(550)	24,645	7,604	-	-	7,604	6,899	-	6,899
Income from equity instruments	95	-	-	95	52	-	-	52	35	-	-	35	10	-	10
Share of results of entities accounted for using the			-			-	-	-	-	-	-	-	-	-
	53	-	-	53	44	-	-	44	7	-	-	7	13	-	13
equity method		-	-			-	-	-	-	-	-	-	-	-
Net fees	7,339		-	7,339	6,834	-	-	6,834	1,855	-	-	1,855	1,836	-	1,836
Fee and commission income	8,769	-	-	8,769	7,833	-	-	7,833	2,281	-	-	2,281	2,232	-	2,232
Fee and commision expense	(1,430)	-	-	(1,430)	(999)	-	-	(999)	(426)	-	-	(426)	(396)	-	(396)
		-	-	-	-	-	-	-	-	-	-	-	-	-
Gains (losses) on financial assets and liabilities (net)	(234)	(1,646)	-	1,412	1,875	272	-	1,603	31	(150)	-	181	(1,514)	(2,050)	536
+ exchange rate differences (net)		-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income (expenses)	(380)	-	-	(380)	(348)	-	-	(348)	(158)	-	-	(158)	(46)	-	(46)
Total income	34,775	(1,646)	-	36,421	32,552	272	-	32,830	9,374	(150)	-	9,524	7,198	(2,050)	9,248
General expenses	(12,372)	-	-	(12,372)	(11,230)	-	-	(11,230)	(3,360)	-	-	(3,360)	(3,086)	-	(3,086)
Administrative expenses	(5,728)	-	-	(5,728)	(5,304)	-	-	(5,304)	(1,558)	-	-	(1,558)	(1,441)	-	(1,441)
Personnel expenses	(6,644)	-	-	(6,644)	(5,926)	-	-	(5,926)	(1,802)	-	-	(1,802)	(1,645)	-	(1,645)
Depreciation and amortization	(1,462)	-	-	(1,462)	(1,237)	-	-	(1,237)	(408)	-	-	(408)	(359)	-	(359)
Provisions (net)0.000000	(3,061)	-	(424)	(2,637)	(1,974)	-	-	(1,974)	(1,162)	-	(424)	(738)	(645)	-	(645)
Losses on assets (net)	(9,422)	-	-	(9,422)	(8,255)	-	-	(8,805)	(2,336)	-	-	(2,336)	(2,712)	-	(2,712)
Allowance for loan losses²	(9,383)	-	-	(9,383)	(8,233)	-	550	(8,783)	(2,320)	-	-	(2,320)	(2,703)	-	(2,703)
Losses on other assets (net)	(39)	-	-	(39)	(22)	-	-	(22)	(16)	-	-	(16)	(9)	-	(9)
Net gains on disposal of assets	452	-	424	28	140	-	-	140	430	-	424	6	15	-	15
Net profit before tax	8,910	(1,646)	-	10,556	9,996	272	-	9,724	2,538	(150)	-	2,688	411	(2,050)	2,461
Income tax	(1,155)	1,646	-	(2,801)	(2,614)	(272)	-	(2,342)	(739)	150	-	(889)	1,391	2,050	(659)
Net profit	7,755	-	-	7,755	7,382	-	-	7,382	1,799	-	-	1,799	1,802	-	1,802

1. Includes provisions for civil, fiscal, labor and others litigations.
2. Includes recoveries of loans previously written off.

1. The gain from the sale was higher BR GAAP and amounted to R$ 649 million. The difference between the gain in BR GAAP and IFRS is explained by the difference in goodwill in both Accounting Standards.  In BR GAAP as in IFRS, the net profit was not impacted.

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SANTANDER BRASIL RESULTS

MANAGERIAL INCOME STATEMENT¹	2011	2010	Var.	4Q11	3Q11	Var.
(R$ Million)			2011x2010			4Q11x3Q11

Net Interest Income	27,902	24,645	13.2%	7,604	6,899	10.2%
Income from equity instruments	95	52	82.7%	35	10	250.0%
Share of results of entities accounted for using the equity method	53	44	20.5%	7	13	46.2%
Net fees	7,339	6,834	7.4%	1,855	1,836	1.0%
Fee and commission income	8,769	7,833	11.9%	2,281	2,232	2.2%
Fee and commision expense	(1,430)	(999)	43.1%	(426)	(396)	7.6%
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	1,412	1,603	11.9%	181	536	66.3%
Other operating income (expenses)	(380)	(348)	9.2%	(158)	(46)	243.5%
Total income	36,421	32,830	10.9%	9,524	9,248	3.0%
General expenses	(12,372)	(11,230)	10.2%	(3,360)	(3,086)	8.9%
Administrative expenses	(5,728)	(5,304)	8.0%	(1,558)	(1,441)	8.1%
Personnel expenses	(6,644)	(5,926)	12.1%	(1,802)	(1,645)	9.5%
Depreciation and amortization	(1,462)	(1,237)	18.2%	(408)	(359)	13.6%
Provisions (net)²	(2,637)	(1,974)	33.6%	(738)	(645)	14.4%
Losses on assets (net)	(9,422)	(8,805)	7.0%	(2,336)	(2,712)	13.9%
Allowance for loan losses³	(9,383)	(8,783)	6.8%	(2,320)	(2,703)	14.2%
Losses on other assets (net)	(39)	(22)	77.3%	(16)	(9)	77.8%
Net gains on disposal of assets	28	140	80.0%	6	15	60.0%
Net profit before tax	10,556	9,724	8.6%	2,688	2,461	9.2%
Income tax	(2,801)	(2,342)	19.6%	(889)	(659)	34.8%
Net profit	7,755	7,382	5.1%	1,799	1,802	0.2%

1. Includes the Cayman tax reclassification, the unification of the accounting classification of leasing transactions and non recurring events.
2. Includes provisions for civil, fiscal, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in 2011 was R$ 27,902 million, presenting a growth of 13.2% from the same period of 2010.  Compared to the prior quarter, net interest income grew by 10.2%.

Revenues from credit operations climbed by 19.1% in the last 12 months and by 8.3 % from the previous quarter,  thanks to the growth in the average portfolio volume, of R$28.1 billion and R$12.2 billion in twelve months and three months, respectively. Revenues from deposits grew by 22.2% in 12 months but dropped 4.6% in the quarter.

The ‘non-interest bearing liabilities and others’ line declined 5.3% in 12 months. The 21.3% increase in the quarter is mainly due to the reduction in the Selic rate and the investment of the proceeds from the sale of the insurance underwriting business.

NET INTEREST INCOME (R$ Million)	2011	2010	Var.	4Q11	3Q11	Var.
			2011x2010			4Q11x3Q11

Credit	21,020	17,655	19.1%	5,693	5,258	8.3%
Average Volume	171,500	143,382	19.6%	186,386	174,162	7.0%
Spread (Annualized)	12.3%	12.3%	0.1 p.p.	12.1%	12.0%	0.1 p.p.
Deposits	1,163	952	22.2%	291	305	4.6%
Average Volume[1]	116,980	104,533	11.9%	118,769	117,610	1.0%
Spread (Annualized)	1.0%	0.9%	0.1 p.p.	1.0%	1.0%	0.1 p.p.
Non interest bearing liabilities and others	5,719	6,038	5.3%	1,620	1,336	21.3%
Total net interest income	27,902	24,645	13.2%	7,604	6,899	10.2%

1. Includes demand deposits, saving deposits and time deposits.

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SANTANDER BRASIL RESULTS

Gains (losses) on financial assets and liabilities (net) + Exchange RATE Differences

Excluding the effects from tax hedging of the investments at the Cayman branch, gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$1,412 million in 2011, representing a decrease of 11.9% from the same period in 2010.

In the quarter, the 66.3% loss reflects the lower financial gains from treasury and clients.

GAINS (LOSSES) ON FINANCIAL ASSETS	2011	2010	Var.	4Q11	3Q11	Var.
AND LIABILITIES (NET) (R$ Million)			2011x2010			4Q11x3Q11
Total	(234)	1,875	112.5%	31	(1,514)	102.0%
Cayman Fiscal Hedge	(1,646)	272	n.a.	(150)	(2,050)	n.a.
Total excluding Cayman Hedge	1,412	1,603	11.9%	181	536	66.3%

NET FEES

Net fees amounted to R$7,339 million in 2011, up 7.4% from the same period in 2010, driven mainly by commissions on insurance policies and savings bonds and the sustained growth of the credit card business. In the quarter, total fees increased by 1.0%.

Commissions on insurance policies and savings bonds climbed by 28.8% to R$1,560 million in 2011, partly due to the change in the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Revenues from credit and debit cards totaled R$1,298 million in 2011, increasing 33.9% in the last 12 months, mainly due to the growth in the acquiring business.

Asset management and pension fund fees came to R$1,204 million in 2011, up 5.9% in the last 12 months and decreased by 2.4% in the quarter.

NET FEES (R$ Million)	2011	2010	Var.	4Q11	3Q11	Var.
			2011x2010			4Q11x3Q11

Banking fees	2,465	2,369	4.0%	690	650	6.0%
Insurance and capitalization	1,560	1,211	28.8%	309	333	7.4%
Asset management and pension plans	1,204	1,137	5.9%	306	313	2.4%
Credit and Debit Cards	1,298	969	33.9%	330	334	1.2%
Receiving services	515	506	1.8%	148	125	18.0%
Collection	400	398	0.4%	108	100	8.9%
Bills, taxes and fees	116	108	6.7%	39	26	53.7%
Capital markets	419	502	16.6%	106	107	0.4%
Foreign trade	400	456	12.3%	92	102	9.1%
Others¹	(522)	(318)	63.9%	(125)	(128)	2.8%
Total	7,339	6,834	7.4%	1,855	1,836	1.0%
1. Includes taxes and others.

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SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 12,372 million in 2011, up 10.2% from 2010, partially explained by the impact of the expansion of the sales teams. Compared to the third quarter of 2011, general expenses increased 8.9% resulting from the increase in both personnel and administrative expenses.

Administrative expenses amounted to R$ 5,728 million in 2011, up 8.0% in twelve months and 8.1% in three months. The increase in the quarter is mainly due to the expansion of the branch network. The lines worth noting were “Advertising, promotions and publicity”, which reflect the business strategy, “Transport and travel”, due to the higher number of events during the period; and “Others”, which reflects the spending with the modernization of the branch network. Together, these three events account for approximately 76% of the increase in expenses during the quarter.

Personnel expenses totaled R$ 6,644 million in 2011, up 12.1% in twelve months and 9.5% in the quarter. The increase in the quarter is mainly due to the wage increase envisaged in the collective bargaining agreement and increase in workforce (1,832 new employees in the quarter).

The efficiency ratio, obtained by dividing general expenses by total revenue, reached at 35.3%, up 1.9 p.p. on the previous quarter.

EXPENSES (R$ Million)	2011	2010	Var.	4Q11	3Q11	Var.
			2011x2010			4Q11x3Q11

ADMINISTRATIVE EXPENSES
Specialized third party technical services	1,564	1,504	4.0%	417	396	5.3%
Asset maintenance and conservation	1,087	966	12.6%	286	281	1.9%
Data processing	1,006	889	13.2%	238	241	1.0%
Advertising, promotions and publicity	493	422	16.9%	161	130	24.2%
Communications	566	555	2.0%	137	144	4.9%
Transport and travel	174	151	15.4%	61	46	33.0%
Security and surveillance	521	513	1.6%	142	133	6.8%
Others	316	304	3.9%	115	70	63.9%
Total	5,728	5,304	8.0%	1,558	1,441	8.1%

PERSONNEL EXPENSES
Salaries	4,192	3,731	12.3%	1,055	1,087	3.0%
Social security and pension plans	1,092	994	9.8%	327	248	31.7%
Benefits	866	792	9.3%	222	213	4.0%
Training	116	93	24.4%	38	28	34.7%
Others	379	316	20.1%	161	69	133.9%
Total	6,644	5,926	12.1%	1,802	1,645	9.5%

ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	12,372	11,230	10.2%	3,360	3,086	8.9%

DEPRECIATION AND AMORTIZATION	1,462	1,237	18.2%	408	359	13.6%

TOTAL GENERAL EXPENSES AND AMORTIZATION	13,834	12,467	11.0%	3,768	3,445	9.4%

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SANTANDER BRASIL RESULTS

The allowance for loan losses, including the total revenue recovered, reached R$ 9,383 million in 2011, increasing 6.8% over 2010. In the quarter, the provision expense, net of recoveries, fell 14.2%, chiefly due to lower write-offs and the increase in the recovery of credit written off as loss.

RESULT OF ALLOWANCE FOR LOAN LOSSES	2011	2010	Var.	4Q11	3Q11	Var.
(R$ Million)			2011x2010			4Q11x3Q11

Expense for allowance for loan losses [1]	(11,191)	(9,600)	16.6%	(2,806)	(3,126)	10.2%
Income from recovery of credit written off as loss	1,809	818	121.3%	486	423	14.9%
Total	(9,383)	(8,783)	6.8%	(2,320)	(2,703)	14.2%
1 In 2010, includes impact of the R$ 550 million due for the unification of accounting classification procedures for leasing transactions.

Delinquency Ratio (IFRS)

Delinquency ratio (credits overdue more than 90 days plus performing loans with high delinquency risk) stood at 6.7% in the fourth quarter, remaining stable in comparison with the previous quarter. Compared to the same period in 2010, the ratio went up by 0.9 p.p., driven by the Individual segment, which registered a 1.4 p.p. increase in the period. The corporate segment recorded a growth of 0.4 p.p.

Note that the delinquency ratio is more conservative under IFRS than BR GAAP and therefore is not comparable.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days, plus performing loans with high delinquency risk. In the fourth quarter of 2011, the ratio reached 85.5%, declining 3.5 p.p. from the previous quarter.

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.5% of the total portfolio in the fourth quarter of 2011, for an increase of 0.2 p.p. in three months, in line with the growth of Financial System evolution. In the twelve month period, the delinquency ratio rose 0.6 p.p. as a result of the 1.0 p.p. increase in the Individual segment.

15

SANTANDER BRASIL RESULTS

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days stood at 5.5% in the 4Q11, increasing by 0.8 p.p. in 12 months and by 0.2 p.p. in the quarter.

COVERAGE RATIO (BR GAAP)

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days. In the 4Q11, the ratio reached 136.8%, decreasing 4.4 p.p. from the previous quarter and remained relatively stable in relation to the same period of 2010.

 NET PROVISIONS

In the fourth quarter of 2011, additional provisions for contingencies amounting to R$ 424 million were set up. The net provisions, adjusted for this addition provision, amounted to R$ 2,637 million in 2011, increasing 33.6% in twelve months and 14.4% in three months.

NET PROVISIONS (R$ Million)	2011	2010	Var.	4Q11	3Q11	Var.
			2011x2010			4Q11x3Q11

Total Provisions[1]	(2,637)	(1,974)	33.6%	(738)	(645)	14.4%

1. Includes provisions for civil, fiscal, labor and others litigations.

INCOME TAX

Income tax totaled R$ 2,801 million in 2011, 19.6% more than in the same period of 2010 and 34.8% in the quarter.

Note that the tax line includes income tax, social contribution tax, PIS and COFINS and excludes the effects from the Cayman tax hedge positions, as already explained on page 11 of this report.

16

SANTANDER BRASIL RESULTS

BALANCE SHEET¹

ASSETS (R$ Million)	Dec/11	Dec/10	Var.	Sep/11	Var.
		Dec11xDec10		Dec11xSep11

Cash and balances with the Brazilian Central Bank	65,938	56,800	16.1%	65,296	1.0%
Financial assets held for trading	29,901	24,821	20.5%	29,783	0.4%
Other financial assets at fair value through profit or loss	666	17,939	96.3%	657	1.4%
Loans and advances to credit institutions	61	292	79.1%	93	34.4%
Debt Instruments	230	224	2.7%	229	0.4%
Equity Instruments	375	17,423	97.8%	335	11.9%
Available for sale financial assets	44,608	47,206	5.5%	44,237	0.8%
Loans and receivables	202,757	174,107	16.5%	194,132	4.4%
Loans and advances to credit institutions	19,691	22,659	13.1%	20,294	3.0%
Loans and advances to customers	194,184	160,559	20.9%	184,727	5.1%
Debt Instruments	62	81	n.a.	80	n.a.
Allowances for credit losses	(11,180)	(9,192)	21.6%	(10,969)	1.9%
Tangible assets	5,008	4,518	10.8%	4,698	6.6%
Intangible assets	31,436	31,962	1.6%	31,113	1.0%
Goodwill	27,218	28,312	3.9%	27,218	0.0%
Others	4,218	3,650	15.6%	3,895	8.3%
Tax assets	16,250	14,842	9.5%	16,986	4.3%
Other assets	3,322	2,468	34.6%	28,081	88.2%
Hedging derivatives	81	116	30.2%	79	2.5%
Non current assets held for sale	132	67	n.a.	24,875	n.a.
Investments in associates	422	371	13.7%	418	1.0%
Others	2,687	1,914	40.4%	2,709	0.8%
Total assets	399,886	374,663	6.7%	414,983	3.6%

LIABILITIES (R$ Million)	Dec/11	Dec/10	Var.	Sep/11	Var.
		Dec11xDec10		Dec11xSep11

Financial liabilities held for trading	5,047	4,785	5.5%	6,637	24.0%
Financial liabilities at amortized cost	291,451	253,341	15.0%	283,179	2.9%
Deposits from credit institutions	51,527	42,392	21.5%	42,362	21.6%
Customer deposits²	174,474	167,949	3.9%	178,638	2.3%
Marketable debt securities	38,590	20,087	92.1%	38,112	1.3%
Subordinated liabilities	10,908	9,695	12.5%	10,603	2.9%
Other financial liabilities	15,952	13,218	20.7%	13,464	18.5%
Liabilities directly associated with non current assets held for sale	-	-	n.a.	22,349	n.a.
Liabilities for insurance contracts	-	19,643	n.a.	-	n.a.
Provisions³	9,515	9,395	1.3%	9,110	4.4%
Tax liabilities	11,876	10,530	12.8%	12,063	1.6%
Other liabilities	3,965	3,605	10.0%	4,653	14.8%
Hedging derivatives	36	-	n.a.	25	n.a.
Other liabilities	3,929	3,605	9.0%	4,628	15.1%
Total liabilities	321,854	301,299	6.8%	337,991	4.8%
Total Equity[4]	78,032	73,364	6.4%	76,992	1.4%
Total liabilities and equity	399,886	374,663	6.7%	414,983	3.6%
1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

In December 2011, Total Assets recorded a balance of R$ 399,886 million, up 6.7% in twelve months and down 3.6% in the quarter. The decrease in the quarter reflects the sale of the interest that Banco Santander (Brasil) held in the subsidiary Santander Seguros S.A. (Santander Seguros) to Zurich Santander Insurance America.

Total assets corresponding to Santander Seguros stood at R$24,731,463 in September 2011, chiefly represented by R$21,551,422 of securities (government bonds, private securities and shares in specially constituted funds – guarantors of PGBL/VGBL benefit plans).

17

SANTANDER BRASIL RESULTS

SECURITIES

The securities portfolio stood at R$ 75,257 million in the fourth quarter of 2011, up 0.7% in three months, but down 16.2% in the twelve months, due to the transfer of “PGBL/VGBL fund quotas” to Zurich Santander Insurance America, S.L, as a result of the sale of Santander Seguros, as outlined in page 8 of this document. Thus, for better comparability, we have excluded from the earlier periods the amounts corresponding to the “PGBL and VGBL Fund Quotas”. In this comparison, total securities grew 3.9% and 0.7% in twelve months and three months, respectively.

SECURITIES (R$ Million)	Dec/11	Dec/10	Var.	Sep/11	Var.
			Dec11xDec10		Dec11xSep11

Public securities	56,832	55,823	1.8%	54,827	3.7%
Private securities, funds quotas / others	14,190	11,443	24.0%	13,812	2.7%
PGBL / VGBL fund quotas	-	17,423	n.a	-	n.a
Financial instruments	4,235	5,134	17.5%	6,104	30.6%
Total	75,257	89,823	16.2%	74,743	0.7%

Total Securities (excluding PGBL / VGBL fund quotas)	75,257	72,400	3.9%	74,743	0.7%

CREDIT PORTFOLIO

The credit portfolio stood at R$ 194,184 million in the fourth quarter of 2011, growing 20.9% in the last 12 months and 5.1 % in the last three months. Excluding the effects of the appreciation in the Brazilian Real against U.S. Dollar, the credit portfolio grew by 19.2% from December 2010.

Under IFRS, the credit portfolio does not include the acquisition of portfolios from other banks with full recourse. If we include the balance of these acquisitions and exclude foreign exchange effects, the credit portfolio grew by 19.7%.

The expanded credit portfolio, which includes portfolio acquisitions and other operations with credit risk, grew by 21.3% in the last 12 months and by 4.8% on the prior quarter. Other operations with credit risk were originated in the Corporate Segment.

Under BR GAAP, the expanded credit portfolio stood at R$ 208,846 million at the end of 2011, a climb of 20.9%in twelve months and 4.5% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT ¹	Dec/11	Dec/10	Var.	Sep/11	Var.
TO CLIENTS (R$ Million)		Dec11xDec10		Dec11xSep11

Individuals	63,413	50,981	24.4%	60,170	5.4%
Consumer finance	30,459	26,969	12.9%	28,712	6.1%
SMEs	47,940	38,178	25.6%	44,179	8.5%
Corporate	52,373	44,431	17.9%	51,666	1.4%
Total	194,184	160,559	20.9%	184,727	5.1%
Other credit related transactions²	11,784	7,414	58.9%	11,367	3.7%
Acquired Portfólio[3]	2,894	4,200	31.1%	3,176	8.9%
Total expanded credit portfolio	208,862	172,174	21.3%	199,270	4.8%
Total guarantees	23,259	22,563	3.1%	22,246	4.6%
Total Expanded Credit Portfolio with guarantees	232,121	194,737	19.2%	221,516	4.8%

Total expanded² credit portfolio BR GAAP (excluding guarantees)	208,846	172,792	20.9%	199,757	4.5%

1. SMEs and Corporate loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re segmentation of clients occurred in 2011
2 Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes
3 Credit portfolios, mainly Payroll loans, purchased with recourse from other banks.

18

SANTANDER BRASIL RESULTS

Loans to individuals

In the end of 2011, loans to individuals came to R$ 63,413 million, growing 24.4% in the last 12 months. In the quarter it registered an increase of 5.4%, especially in products such as credit cards and mortgages, with higher growth.

The credit card portfolio expanded by 31.5% in the last 12 months and by 14.1% in the quarter, reaching R$ 14,144 million in the fourth quarter of 2011.

Mortgage loans to individuals totaled R$ 10,018 million, up 49.6% in the last 12 months and 12.8% in the quarter.

Consumer Finance

In 4Q11, the consumer finance portfolio totaled R$ 30,459 million, up 12.9% in twelve months and 6.1% in the quarter. The accelerated growth in the quarter mainly reflects the restructuring of the sales teams, with improved risk management (automatic decision), adaptation of products and operations, and strengthening of the sales team, which helped expanding the client base.

CORPORATE AND SMEs LOANS

Credit to corporate and Small and Medium Enterprises reached R$100,313 million in the fourth quarter of 2011, growing by 21.4% in the last 12 months and 4.7% in the quarter. Part of the growth in the last twelve months is due to the exchange rate variation, since there are operations indexed to foreign currency in this segment. Excluding this effect, growth would be 18.0% in twelve months.

Loans to large companies came to R$52,373 million, up 17.9% in the last 12 months and 1.4% in the quarter.  If we considered other operations with credit risk, given that a significant portion of these operations was originated in the large company segment, growth would be even higher.

Loans to small and medium companies totaled R$ 47,940 million in the fourth quarter of 2011, growing 25.6% from the same period last year and of 8.5%  in the quarter

19

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

The following table presents a breakdown of the credit portfolio by product. As mentioned earlier, growth in the Individuals portfolio was led by mortgage loans and credit cards.

In the Corporate portfolio, the highlights were real estate credit, which grew by 16.5% in the last 12 months and working capital/others.

BREAKDOWN OF MANAGERIAL CREDIT	Dec/11	Dec/10	Var.	Sep/11	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Dec11xDec10		Dec11xSep11

Individuals
Leasing / Auto Loans¹	2,277	2,471	7.9%	2,291	0.6%
Credit Card	14,144	10,760	31.5%	12,394	14.1%
Payroll Loans²	15,142	13,800	9.7%	15,123	0.1%
Mortgages	10,018	6,698	49.6%	8,881	12.8%
Agricultural Loans	2,492	2,817	11.5%	2,693	7.5%
Personal Loans / Others	22,234	18,635	19.3%	21,964	1.2%
Total Individuals including acquired portfolio	66,307	55,181	20.2%	63,346	4.7%
Total Individuals excluding acquired portfolio	63,413	50,981	24.4%	60,170	5.4%

Consumer Finance	30,459	26,969	12.9%	28,712	6.1%

Corporate and SMEs
Leasing / Auto Loans	3,029	3,051	0.7%	2,987	1.4%
Real State	6,280	5,392	16.5%	6,180	1.6%
Trade Finance	17,749	19,820	10.4%	21,782	18.5%
On lending	9,070	8,077	12.3%	7,551	20.1%
Agricultural Loans	1,909	2,063	7.5%	1,823	4.7%
Working capital / Others	62,276	44,206	40.9%	55,522	12.2%
Total Corporate and SMEs	100,313	82,608	21.4%	95,845	4.7%

Total Credit	194,184	160,559	20.9%	184,727	5.1%
Other Credit Risk Transactions with clients[3]	11,784	7,414	58.9%	11,367	3.7%

Total Expanded[3] Credit Portfolio	205,968	167,974	22.6%	196,094	5.0%

Acquired portfolio[4]	2,894	4,200	31.1%	3,176	8.9%
Total Expanded[3] Credit Portfolio including acquired portfolio	208,862	172,174	21.3%	199,270	4.8%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 27.556 MM no 4Q11,R$ 25,790 in 3Q11, R$ 24,173 million in 4Q10.
2. Includes Payroll Loan acquired portfolio
3. Includes Debentures, FIDC, CRI, Floating Rate Notes and Promissory Notes
4. Credit portfolios, mainly payroll loans, acquired from other banks.

20

SANTANDER BRASIL RESULTS

FUNDING

Total funding, which includes funding from clients and assets under management, reached R$ 293,530 million in December 2011, increased 8.2% in twelve months and remained stable in the quarter.

Funding from clients reached R$ 180,508 million in December 2011, up 12.9% in twelve months and 1.2% in three months. The growth in twelve months is partly the result of an important funding instrument - treasury notes (Letras Financeiras). This instrument guarantees greater stability for funding, as the minimum maturity is two years. In addition, since December 2010, the treasury notes (Letras Financeiras) have been exempt from reserve requirements, in contrast to Time Deposits, whose reserve requirement increased from 23% to 32%.

In view of commercial objectives, we had a transfer of funds between saving accounts and Time Deposits, which did not impact the evolution of total deposits (called funding from clients in the table below) but had an impact between the account lines.  Excluding this effect, the growth of time deposits and savings would be 8.6% and 6.9%, respectively, in twelve months, and

 -0.9% and 7.0% respectively, in the quarter.

FUNDING (R$ Million)	Dec/11	Dec/10	Var.	Sep/11	Var.
			Dec11xDec10		Dec11xSep11

Demand deposits	13,561	16,131	15.9%	13,701	1.0%
Savings deposits	23,293	30,304	23.1%	30,271	23.1%
Time deposits	83,942	68,916	21.8%	75,535	11.1%
Debenture/LCI/LCA¹	39,787	37,892	5.0%	40,844	2.6%
Letras Financeiras²	19,925	6,639	n.a.	18,077	10.2%
Funding from clients	180,508	159,882	12.9%	178,428	1.2%
Assets under management	113,022	111,338	1.5%	115,180	1.9%
Funding from clients + AUM	293,530	271,220	8.2%	293,608	0.0%
Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market also called treasury notes in this release.

Credit/Funding Ratio

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The credit/funding ratio reached 107% in December 2011.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Dec/11	Dec/10	Var.	Sep/11	Var.
			Dec11xDec10		Dec11xSep11

Funding from clients (A)	180,508	159,882	12.9%	178,428	1.2%
( ) Reserve Requirements	(44,787)	(41,186)	8.7%	(43,503)	3.0%
Funding Net of Compulsory	135,721	118,696	14.3%	134,925	0.6%
Borrowing and Onlendings	10,221	11,842	13.7%	11,113	8.0%
Subordinated Debts	10,908	9,695	12.5%	10,603	2.9%
Funding Offshore	24,592	19,237	27.8%	27,575	10.8%
Total Funding (B)	181,442	159,470	13.8%	184,216	1.5%
Total Credit (C)	194,184	160,559	20.9%	184,727	5.1%
C / B (%)	107%	101%	6.3 p.p.	100%	6.7 p.p.

C / A (%)	108%	100%	7.2 p.p.	104%	4.0 p.p.

1 Bonds issued by Financial Institution on the domestic market

21

SANTANDER BRASIL RESULTS

BIS Ratio – BR GAAP

The BIS ratio reached 19.9% in December of 2011, down 2.2 p.p. from the same period of 2010 and increase of 0.8 p.p. in the quarter.

Note that Brazilian regulation requires a minimum ratio of 11%.

The ratio below excludes unamortized goodwill[1] while calculating the regulatory capital.

	Dec/11	Dec/10	Var.	Sep/11	Var.
OWN RESOURCES and BIS (R$ Million)			Dec11xDec10		Dec11xSep11

Adjusted Tier I Regulatory Capital[2]	48,327	44,884	7.7%	47,724	1.3%
Tier II Regulatory Capital	6,642	7,433	10.6%	6,775	2.0%
Tier I and II Regulatory Capital[2]	54,969	52,317	5.1%	54,499	0.9%
Required Regulatory Capital	30,432	26,020	17.0%	31,406	3.1%
Risk weighted assets	276,655	236,545	17.0%	285,511	3.1%
Basel II Ratio[3]	19.9%	22.1%	2.2 p.p.	19.1%	0.8 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1 BR GAAP figures are used for calculating local regulatory capital. In BR GAAP, goodwill is amortized.
2. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.
3. In accordance with Banco Central criteria, the BIS, including the goodwill, is 28.4% in Dec/10 and 24.8 for Dec/11.

22

RESULTS BY SEGMENT

RESULTS BY SEGMENT

The bank has three business segments: Commercial Banking, Wholesale Banking and Asset Management and Insurance. Commercial Banking includes products and services for retail, consumer-finance, SME and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M consists of products and services for global corporate clients and treasury and investment banking activities. The Asset Management and Insurance segment includes asset management, saving bond activities and the distribution of pensions and insurance products.

In the accumulated until December 2011, Commercial Banking accounted for 64% of profit[1] before tax according to IFRS, GB&M for 28% and Asset Management and Insurance for 8%.

Commercial Banking recorded profit[1] before tax until December 2011 of R$ 6,775 million, a growth of R$ 700 million or 11.5% from the same period of 2010.

Global Wholesale banking reported profit[1] before tax of R$ 2,947 million until December 2011, a growth of R$ 129 million or 4.6% in the last 12 months.

Asset Management and Insurance posted profit¹ before tax of R$ 835 million until December 2011, increasing 0.4% or R$ 3 million over the same period the previous year. Notice that this result includes nine months of earnings from Santander Seguros, since the sale² of the insurance underwriting unit was completed in October 2011. For more information see page 8 in this document.

1	Calculation based on numbers management. Excludes Cayman Hedge
2	It s important to note that the Insurance underwriting unit sale did not impact the revenues from the Insurance distribution.

23

CARDS

CARDS - ISSUER

In 2011, Santander reinforced throughout the year, its strategy of expanding its operations in the credit cards market.

We consolidated two important alliances: with Vivo and the Raízen Group. Both partnerships aim to grow our client base by launching products that offer exclusive advantages in the two companies’ areas of operation, in addition to the differentials of Santander’s cards.

The partnership with Vivo is in the implementation stage and the marketing of these products will begin in the second quarter of 2012. In 2012 we started offering our products in the Esso Gas Station network and we should launch the same products in Shell Gas Station network still in the first quarter.

In addition to the new partnerships, we registered a sharp increase in non-client acquisitions in the fourth quarter through our product portfolio and continue to offer our clients differentiated products that are designed for the diverse needs of our clients.

Through these initiatives, we continue to expand our client base, while constantly seeking to improve client satisfaction.

nUMBER OF TRANSACTIONS AND finan

cial volume

We ended the fourth quarter with 214 million credit card transactions, 0.7% more than in the third quarter and 11.2% more than in the same period a year earlier.

Financial transaction volume in 4Q11 came to R$ 37.7 billion, up 5.8% over the previous quarter and 11.3% more than in the same period a year earlier.

credit CARD portfolio

Total credit card portfolio grew 13.7% in the quarter. The financed portfolio’s share of this total increased from 27.7% in December 2010 to 29.9% in December 2011.

CARD BASE

The credit card base shrank in comparison with the previous quarter, due to the clean-up of the base in the pursuit of greater efficiency in expenses, as a result of which the base totaled 12.4 million cards, up 8.2% in 12 months. Debit cards reached 29.3 million in December 2011, up 13.4% in a year and 3.1% in the quarter.

24

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of Banco Santander´s risk Committee Executive is designed in accordance with the highest standards of management and based on a prudent attitude toward risk and knowledge of the customer:

  To incorporate and adapt the bank´s risk culture to local requirements, in addition to risk management strategies and risk tolerance levels, all aligned with the group´s corporate standards.
  Approve proposals limits and policies for clients or portfolios (retail and wholesale banking).
  To deliberate on miscellaneous issues in connection with market risk.
  To be aware of, assess and adhere to any periodical recommendations that come to be made by the regulatory requirements, as well as the observations from the Internal and Independent auditor and Audit Committee.
  To guarantee the activities performed by Banco Santander are consistent with the risk tolerance level previously approved by the Santander Executive Committee and Board of Directors, and that the same are in line with their policies.
  Authorize the use of management tools and local risk model and acknowledge the result in internal validation processes.

The risk function at Banco Santander is performed by the Office of the Executive Vice President of Credit and Market Risks, which is independent from the business areas and reports directly to the CEO of Banco Santander and the Corporate Risk Officer of the Santander Group.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

Credit Risk

The role of Credit function is to develop policies and strategies for managing risk in accordance with the risk appetite set by the Executive Committee and delegated by the Board of Directors. In addition, is responsible for the monitoring and control systems used in the management of credit. These systems and processes are used in identifying, measuring, controlling the risk exposure on individual transactions or those grouped by similarity.

The risk management is segmented by specialization to attend the specific characteristics of the clients and it can be “individualized” (accomplished through a risk credit risk analyst) or through “credit models” based on automated risk assessment (for clients with similar characteristics).

Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the  use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

  Functional independence;
  Executive capacity sustained by knowledge and proximity with the client;
  Global and far-reaching of the function (different types of risk);
  Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;
  Management and improvement of the equation risk/return; and
  Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 520 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

25

RISK MANAGEMENT

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions.

OPERATIONAL RISKS, INTERNAL CONTROLS AND SARBANES-OXLEY LAW

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational risk management and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2010 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2011, and no material issues were identified. For the year ended December 31, 2011, the certification process will be completed by February, 2012.  Key accomplishments and additional information, such as the establishment of the Operational Risk Executive Committee, which can be found at. www.ri.santander.com.br.

Environmental and Social Risk

Risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, chemistry and environmental health and safety engineering that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and commercial areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

26

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

In the final quarter of 2011, for the second consecutive year, Santander was included in the BM&FBovespa Corporate Sustainability Index (ISE), which will remain effective throughout 2012. The ISE comprises 38 companies from 18 industries with the market’s best sustainability practices and a total market cap of R$961 billion, equivalent to 43.72% of the total market cap of all companies listed on the BM&FBovespa. Santander's inclusion in the index is recognition for the quality and reach of its sustainability practices.

Another highlight was the opening of the Vila Cruzeiro branch, in Rio de Janeiro, which will contain an area constructed in association with AfroReggae for digital inclusion, training, and cultural activities. As the Complexo do Alemão branch, most of the Vila Cruzeiro personnel live in the local community, underlining Santander’s belief in the advancement of the region and its commitment to invest in this advancement. In addition to the standard services, the new branch will focus on microcredit as an incentive to small entrepreneurs.

Yet another important event was the 10th edition of the Amigo de Valor program. In October, approximately 29,800 employees and interns joined the program, which raised more than R$4.7 million, which will be allocated to 25 social programs.

In 2011, Santander completed 10 years of the Ethical Fund, which was the first socially responsible investment funds in Latin America.

Santander Universities consolidated several initiatives, with implementation of new projects and actions. Educafro entered into partnership with a body that promotes the inclusion of afro-descendants people in low-income public and private higher education. Santander Universities supports institutions of higher learning, public and private, through partnerships in academic projects, offer scholarships and banking products and services

CORPORATE GOVERNANCE

On October 25, 2011, Banco Santander held an Extraordinary Shareholders' Meeting, which elected Celso Clemente Giacometti as Chairman of the Board of Directors, and ratified the Long-Term Incentive Plan (SOP 2014) – comprising investments in Share Deposit Certificates (“Units”) for certain officers and managers of the Company and its subsidiaries.

In November 2011, Santander Brasil’s 2010 Annual Report won the 13th ABRASCA Award in Category 1, which comprises publicly-traded companies with annual net revenue of R$2 billion or more. ABRASCA (Brazilian Association of Listed Companies) is the main institution in Brazil for evaluating and promoting improvements in the preparation of annual company reports in regard to such aspects as clarity, transparency, quality of information and innovative content and layout.

At a meeting on November 23, 2011, Banco Santander’s Board of Directors approved changes in the Company’s Securities Trading Policy and Material Act or Fact Disclosure Policy in order to comply with the current legislation and the practices adopted by Santander Brasil.

The Extraordinary Shareholders' Meeting of December 16, 2011 approved the Board of Directors’ proposal to amend the Company's Bylaws in order to comply with the BM&FBovespa’s new Level 2 regulations, in place since May 2011.

On 21 December, the Board of Directors approved the proposed of the new incentive plan (deferred) for payment of the variable remuneration of the directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on 7 February 2012.

In this proposal are set requirements for deferred payment in the future of the portion of variable compensation to its officers and other employees, taking into account the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in capital cost.

At this same meeting, the Board approved the amendment of the Bylaws of Corporate Governance, Ethics and Sustainability, which took effect from this date under the following title: Corporate Governance and Sustainability. Changing the name of the Committee was due to the exclusion of matters relating to the ethics of their competence, which will be the subject of discussion in another forum, and emphasizing skills relating to Corporate Governance and Sustainability.

27

SUMMARIZED BALANCE SHEET

SUMMARIZED BALANCE SHEET[1]

	Dec/11	Sep/11	Jun/11	Mar/11	Dec/10
ASSETS (R$ Million)

Cash and balances with the Brazilian Central Bank	65,938	65,296	62,659	57,443	56,800
Financial assets held for trading	29,901	29,783	31,400	23,541	24,821
Other financial assets at fair value through profit or loss	666	657	18,402	18,105	17,939
Loans and advances to credit institutions	61	93	145	212	292
Debt Instruments	230	229	214	210	224
Equity Instruments	375	335	18,043	17,683	17,423
Available for sale financial assets	44,608	44,237	55,680	52,171	47,206
Loans and receivables	202,757	194,132	182,637	178,758	174,107
Loans and advances to credit institutions	19,691	20,294	21,674	23,914	22,659
Loans and advances to customers	194,184	184,727	171,379	164,597	160,559
Debt Instruments	62	80	79	79	81
Allowances for credit losses	(11,180)	(10,969)	(10,495)	(9,832)	(9,192)
Tangible assets	5,008	4,698	4,578	4,576	4,518
Intangible assets	31,436	31,113	32,080	31,949	31,962
Goodwill	27,218	27,218	28,312	28,312	28,312
Others	4,218	3,895	3,768	3,637	3,650
Tax assets	16,250	16,986	15,453	14,343	14,842
Other assets	3,322	28,081	3,981	3,102	2,468
Hedging derivatives	81	79	105	128	116
Non current assets held for sale	132	24,875	47	65	67
Investments in associates	422	418	404	394	371
Others	2,687	2,709	3,425	2,515	1,914
Total assets	399,886	414,983	406,870	383,988	374,663

	Dec/11	Sep/11	Jun/11	Mar/11	Dec/10
LIABILITIES AND EQUITY (R$ Million)

Financial liabilities held for trading	5,047	6,637	5,337	4,898	4,785
Financial liabilities at amortized cost	291,451	283,179	280,311	261,011	253,341
Deposits from credit institutions	51,527	42,362	45,700	36,995	42,392
Customer deposits[2]	174,474	178,638	176,806	174,423	167,949
Marketable debt securities	38,590	38,112	32,590	26,907	20,087
Subordinated liabilities	10,908	10,603	10,276	9,974	9,695
Other financial liabilities	15,952	13,464	14,939	12,712	13,218
Liabilities directly associated with non current assets held for sale	-	22,349	-	-	-
Liabilities for insurance contracts	-	20,517	-	20,179	19,643
Provisions[3]	9,515	9,110	9,371	9,010	9,395
Tax liabilities	11,876	12,063	12,131	10,590	10,530
Other liabilities	3,965	4,653	3,923	3,584	3,605
Hedging derivatives	36	25	1
Other liabilities	3,929	4,628	3,922	3,584	3,605
Total liabilities	321,854	337,991	331,590	309,272	301,299
Total Equity[4]	78,032	76,992	75,280	74,716	73,364
Total liabilities and equity	399,886	414,983	406,870	383,988	374,663

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

28

SUMMARIZED FINANCIAL STATEMENTS

Summarized MANAGERIAL Financial Statements

To provide a better understanding of the results in IFRS, we present the Managerial Income Statement. The main differences from the Reported (Accounting) Income Statement are the adjustments made for the fiscal hedge operations of the investments in the Cayman branch, for the unification of the accounting classification procedures for the leasing transactions of Santander Leasing Arrendamento Mercantil and non-recurring events considered relevant. The effects from fiscal hedge that previously were recorded in the line income tax were reclassified to the line gain (losses) from financial assets and liabilities. The tax hedge results that were reclassified on the managerial income statement are presented below for the quarter.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
CAYMAN'S FISCAL HEDGE (R$ Millions)

Interest and similar income	13,974	13,277	12,683	11,802	11,189	10,603	9,839	9,278
Interest and similar expense	(6,370)	(6,378)	(5,923)	(5,163)	(4,690)	(4,416)	(3,832)	(3,326)
Net Interest Income	7,604	6,899	6,760	6,639	6,499	6,187	6,007	5,952
Income from equity instruments	35	10	45	5	32	2	14	4
Share of results of entities accounted for using the equity method	7	13	15	18	10	11	13	10
Net fees	1,855	1,836	1,866	1,782	1,726	1,776	1,710	1,622
Fee and commission income	2,281	2,232	2,167	2,089	2,034	2,029	1,929	1,841
Fee and commision expense	(426)	(396)	(301)	(307)	(308)	(253)	(219)	(219)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	181	536	420	275	233	472	290	608
Other operating income (expenses)	(158)	(46)	(147)	(29)	(138)	(105)	(60)	(45)
Total income	9,524	9,248	8,959	8,690	8,362	8,343	7,974	8,151
General expenses	(3,360)	(3,086)	(2,967)	(2,959)	(2,952)	(2,849)	(2,774)	(2,655)
Administrative expenses	(1,558)	(1,441)	(1,386)	(1,343)	(1,274)	(1,373)	(1,357)	(1,300)
Personnel expenses	(1,802)	(1,645)	(1,581)	(1,616)	(1,678)	(1,476)	(1,417)	(1,355)
Depreciation and amortization	(408)	(359)	(357)	(338)	(349)	(309)	(293)	(286)
Provisions (net)¹	(738)	(645)	(624)	(630)	(381)	(674)	(290)	(629)
Losses on assets (net)	(2,336)	(2,712)	(2,306)	(2,068)	(1,955)	(1,968)	(2,356)	(2,526)
Allowance for loan losses²	(2,320)	(2,703)	(2,301)	(2,059)	(1,907)	(1,961)	(2,393)	(2,522)
Losses on other assets (net)	(16)	(9)	(5)	(9)	(48)	(7)	37	(4)
Net gains on disposal of assets	6	15	(22)	29	(60)	35	48	117
Net profit before tax	2,688	2,461	2,683	2,724	2,665	2,578	2,309	2,172
Income tax	(889)	(659)	(600)	(653)	(747)	(643)	(543)	(409)
Net profit	1,799	1,802	2,083	2,071	1,918	1,935	1,766	1,763
1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the BRL/USD exchange rate variation on the dollar-denominated investments at the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position, composed of derivatives, was set up so that the Net Profit is protected from the FX variations related to the foreign exchange exposure of the income tax line. Therefore, our effective tax rate and the income from gains (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange fluctuations.

CAYMAN'S FISCAL HEDGE (R$ Million)	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10

Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	(150)	(2,050)	356	198	147	314	(140)	(49)
Income tax	150	2,050	(356)	(198)	(147)	(314)	140	49

29

ADDITIONAL FINANCIAL INFORMATIONS

ANNEXES

Additional Unaudited Financial Information

December 31, 2011

1

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

ASSETS	2011	2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	65,938,003	56,800,151

FINANCIAL ASSETS HELD FOR TRADING	29,901,495	24,821,365
Loans and amounts due from credit institutions	-	47,662
Debt instruments	25,298,804	16,472,413
Equity instruments	448,209	3,283,931
Trading derivatives	4,154,482	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	665,369	17,939,781
Loans and amounts due from credit institutions	60,813	292,034
Loans and advances to customers	-	-
Debt instruments	230,037	224,388
Equity instruments	374,519	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS	44,608,201	47,206,019
Debt instruments	43,300,354	45,477,982
Equity instruments	1,307,847	1,728,037

LOANS AND RECEIVABLES	202,757,191	174,106,525
Loans and amounts due from credit institutions	19,628,861	22,658,520
Loans and advances to customers	183,066,268	151,366,561
Debt instruments	62,062	81,444

HEDGING DERIVATIVES	80,708	115,640

NON-CURRENT ASSETS HELD FOR SALE	132,388	66,821

INVESTMENTS IN ASSOCIATES	422,225	370,586

TANGIBLE ASSETS	5,008,306	4,518,109

INTANGIBLE ASSETS	31,435,080	31,962,619
Goodwill	27,217,565	28,312,236
Other intangible assets	4,217,515	3,650,383

TAX ASSETS	16,250,373	14,842,066
Current	2,077,224	1,217,186
Deferred	14,173,149	13,624,880

OTHER ASSETS	2,686,743	1,913,001

TOTAL ASSETS	399,886,082	374,662,683

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011 AND 2010
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

LIABILITIES AND EQUITY	2011	2010

FINANCIAL LIABILITIES HELD FOR TRADING	5,047,288	4,784,653
Trading derivatives	4,709,660	4,755,314
Short positions	337,628	29,339

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-
Deposits from credit institutions	-	-

FINANCIAL LIABILITIES AT AMORTISED COST	291,451,686	253,340,771
Deposits from Central Bank and deposits from credit institutions	51,527,021	42,391,572
Customer deposits	174,473,891	167,949,201
Marketable debt securities	38,590,423	20,086,645
Subordinated liabilities	10,908,344	9,695,105
Other financial liabilities	15,952,007	13,218,248

HEDGING DERIVATIVES	36,071	112

LIABILITIES FOR INSURANCE CONTRACTS	-	19,643,129

PROVISIONS	9,515,295	9,395,161
Provisions for pensions funds and similar obligations	1,246,040	1,190,108
Provisions for contingent liabilities, commitments and other provisions	8,269,255	8,205,053

TAX LIABILITIES	11,875,899	10,529,625
Current	8,127,795	6,249,466
Deferred	3,748,104	4,280,159

OTHER LIABILITIES	3,927,851	3,605,838

TOTAL LIABILITIES	321,854,090	301,299,289

SHAREHOLDERS' EQUITY	77,044,886	72,571,563
Share capital	62,634,585	62,634,585
Reserves	9,950,144	6,094,885
Treasury shares	(112,768)	-
Profit for the year attributable to the Parent	7,747,925	7,382,093
Less: dividends and remuneration	(3,175,000)	(3,540,000)

VALUATION ADJUSTMENTS	968,146	783,755
Available-for-sale financial assets	960,199	949,597
Cash flow hedges	7,947	(165,842)

NON-CONTROLLING INTERESTS	18,960	8,076

TOTAL EQUITY	78,031,992	73,363,394
TOTAL LIABILITIES AND EQUITY	399,886,082	374,662,683

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$, except for per share data)

	2011	2010

Interest and similar income	51,736,080	40,909,204
Interest expense and similar charges	(23,834,316)	(16,814,126)
NET INTEREST INCOME	27,901,764	24,095,078
Income from equity instruments	93,727	51,721
Income from companies accounted for by the equity method	54,216	43,942
Fee and commission income	8,769,170	7,833,293
Fee and commission expense	(1,429,672)	(997,785)
Gains (losses) on financial assets and liabilities (net)	(113,659)	1,458,150
Financial assets held for trading	(902,167)	1,159,058
Other financial instruments at fair value through profit or loss	57,039	(26,828)
Financial instruments not measured at fair value through profit or loss	705,279	254,162
Other	26,190	71,758
Exchange differences (net)	(121,364)	416,900
Other operating income (expense)	(379,418)	(347,999)
TOTAL INCOME	34,774,764	32,553,300
Administrative expenses	(12,372,632)	(11,230,602)
Personnel expenses	(6,643,731)	(5,926,176)
Other administrative expenses	(5,728,901)	(5,304,426)
Depreciation and amortization	(1,462,034)	(1,237,410)
Tangible assets	(570,132)	(487,626)
Intangible assets	(891,902)	(749,784)
Provisions (net)	(3,061,463)	(1,974,326)
Impairment losses on financial assets (net)	(9,381,549)	(8,233,810)
Loans and receivables	(9,381,549)	(8,232,912)
Other financial instruments not measured at fair value through profit or loss	-	(898)
Impairment losses on other assets (net)	(38,646)	(20,600)
Other intangible assets	(17,070)	(813)
Other assets	(21,576)	(19,787)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	5,320	(59,186)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	446,776	199,137
OPERATING PROFIT BEFORE TAX	8,910,536	9,996,503
Income taxes	(1,154,683)	(2,613,929)
CONSOLIDATED PROFIT FOR THE YEAR	7,755,853	7,382,574
Profit attributable to the Parent	7,747,925	7,382,093
Profit attributable to non-controlling interests	7,928	481

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares	18.55	17.67
Preferred shares	20.41	19.44
Profit attributable (Reais - R$)
Common shares	3,948,342	3,761,914
Preferred shares	3,799,583	3,620,179
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares	212,841,732	212,841,732
Preferred shares	186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais - R$)

	Equity Attributable to the Parent
			Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	7,382,093	-	7,382,093	224,713	7,606,806	481	7,607,287
Other changes in Equity
Appropriation of profit for the year	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends and interest on capital	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	(3,540,000)	-	(3,540,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Equity-instruments-based payments	-	20,976	-	-	-	20,976	-	20,976	-	20,976
Other	-	2,131	-	-	-	2,131	-	2,131	6,257	8,388
Balances at December 31, 2010	62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total recognized income and expense	-	-	-	7,747,925	-	7,747,925	184,391	7,932,316	7,928	7,940,244
Other changes in Equity
Appropriation of profit for the year	-	7,382,093	-	(7,382,093)	-	-	-	-	-	-
Dividends and interest on capital	-	(3,540,000)	-	-	365,000	(3,175,000)	-	(3,175,000)	-	(3,175,000)
Equity-instruments-based payments	-	13,153	-	-	-	13,153	-	13,153	-	13,153
Treasury shares	-	-	(112,768)	-	-	(112,768)	-	(112,768)	-	(112,768)
Results of treasury shares	-	13	-	-	-	13	-	13	-	13
Other	-	-	-	-	-	-	-	-	2,956	2,956
Balances at December 31, 2011	62,634,585	9,950,144	(112,768)	7,747,925	(3,175,000)	77,044,886	968,146	78,013,032	18,960	78,031,992

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at December 31, 2011 and 2010 is as follows:

Thousands of Reais	2011

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Loans and Receivables	Total
Loans and amounts due from credit institutions	-	60,813	-	19,628,861	19,689,674
Of which:
Loans and amounts due from credit institutions, gross	-	60,813	-	19,690,528	19,751,341
Impairment losses	-	-	-	(61,667)	(61,667)
Loans and advances to customers	-	-	-	183,066,268	183,066,268
Of which:
Loans and advances to customers, gross (1) (2)	-	-	-	194,184,437	194,184,437
Impairment losses	-	-	-	(11,118,169)	(11,118,169)
Debt instruments	25,298,804	230,037	43,300,354	62,062	68,891,257
Equity instruments	448,209	374,519	1,307,847	-	2,130,575
Trading derivatives	4,154,482	-	-	-	4,154,482
Total	29,901,495	665,369	44,608,201	202,757,191	277,932,256

(1) On 2011, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated of US$943 million (2010 - US$808 million).
(2) In December 2011, the Bank made a credit assignment with recourse amounting to R$688,821 thousand, with retention of risks and benefits; this sale was not written off. The agreements and parts there of purpose of the assignment refer to real estate financing maturing up to October 2041. On December 31, 2011, the amount recorded on “Loans and advances to customers” referring to those assigned operations is R$686,587 thousand, and R$R$686,015 thousand of “Financial Liabilities Associated with the Transfer of Assets”.

Thousands of Reais	2010

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	47,662	292,034	-	22,658,520	22,998,216
Loans and advances to customers	-	-	-	151,366,561	151,366,561
Of which:
Loans and advances to customers, gross	-	-	-	160,558,323	160,558,323
Impairment losses	-	-	-	(9,191,762)	(9,191,762)
Debt instruments	16,472,413	224,388	45,477,982	81,444	62,256,227
Equity instruments	3,283,931	17,423,359	1,728,037	-	22,435,327
Trading derivatives	5,017,359	-	-	-	5,017,359
Total	24,821,365	17,939,781	47,206,019	174,106,525	264,073,690

b) Valuation adjustments for impairment of financial assets

Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the periods ended December 31, 2011 and 2010 were as follows:

Thousands of Reais	2011	2010

Balance at beginning of the period	9,191,762	10,070,479
Impairment losses charged to income for the period – Loans and receivables	11,190,887	9,050,547
Write-off of impaired balances against recorded impairment allowance	(9,202,813)	(9,929,264)
Balance at end of the period	11,179,836	9,191,762
Recoveries of loans previously charged off	1,809,338	817,635

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$9,381,549 thousand and R$8,232,912 thousand in the periods ended December 31, 2011 and 2010, respectively.

c) Impaired assets

Detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the periods ended December 31, 2011 and 2010 is as follows:

Thousands of Reais	2011	2010

Balance at beginning of the period	9,348,648	9,899,884
Net additions	12,926,858	9,378,028
Written-off assets	(9,202,813)	(9,929,264)
Balance at end of the period	13,072,693	9,348,648

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments
Thousands of Reais	2011	2010	2011	2010

Norchem Holding e Negócios S.A.	21.75%	21.75%	24,200	22,325
Norchem Participações e Consultoria S.A. (1)	50.00%	50.00%	22,528	28,525
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (4)	39.64%	39.58%	132,514	106,939
Companhia de Arrendamento Mercantil RCI Brasil (1)	39.88%	39.88%	232,017	202,825
Cibrasec - Companhia Brasileira de Securitização (3)	13.64%	13.64%	10,287	9,972
Estruturadora Brasileira de Projetos S.A. - EBP (3)	11.11%	-	679	-
Total			422,225	370,586

	Results of Investments
Thousands of Reais	2011	2010

Norchem Holding e Negócios S.A.	4,074	1,780
Norchem Participações e Consultoria S.A. (1)	(2,973)	2,432
Companhia de Crédito, Financiamento e Investimento RCI Brasil (1)	25,424	21,025
Companhia de Arrendamento Mercantil RCI Brasil (1)	29,102	18,017
Celta Holding S.A. (2)	-	522
Cibrasec - Companhia Brasileira de Securitização (3)	909	166
Estruturadora Brasileira de Projetos S.A. - EBP (3)	(2,320)	-
Total	54,216	43,942

(1) Joint-controlled company.
(2) Investment sold in 2010.
(3) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.
(4) The new composition of the Board of Directors is in approval process in the Brazilian Central Bank (Bacen). Participation will be changed to 39.58% after approval of the Bacen.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.

Intangible assets - Goodwill

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The base used for the impairment test is the value in use. For this purpose, Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above, the test carried out did not identified any impairment to goodwill in 2011 and 2010.

Thousands of Reais	2011	2010

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	-	1,094,671
Total	27,217,565	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565
Asset Management and Insurance	-	1,094,671
Total	27,217,565	28,312,236

The changes of goodwill in December 31, 2011 and 2010 were as follows:

Thousands of Reais	2011	2010

Balance at beginning of period	28,312,236	28,312,236
Disposals:
Real Seguros Vida e Previdência (3)	(1,094,671)	-
Balance at end of period	27,217,565	28,312,236

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

			Asset Management
	Commercial Banking		and Insurance (3)
	2011	2010	2010
Main assumptions:
Basis of valuation	Value in Use: Cash Flows
Period of the projections of cash flows (1)	10 years	10 years	3 years
Growth rate	5.0%	5.0%	4.5%
Discount rate (2)	15.2%	15.5%	15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).
(3) In 2011, the amount of Real Seguros Vida e Previdência was redeemed based on the process of the sale of the Santander Seguros.

Sensitivity test was carried out of the main premises, changing possible reasonable, and was not identified any impairment to goodwill.

Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, in the periods ended December 31, 2011 and 2010 is as follows:

Thousands of Reais	Financial Liabilities Held for Trading	2011 Financial Liabilities at Amortized Cost	Total	Financial Liabilities Held for Trading	2010 Financial Liabilities at Amortized Cost	Total

Deposits from Central Bank and deposits from credit institutions	-	51,527,021	51,527,021	-	42,391,572	42,391,572
Customer deposits	-	174,473,891	174,473,891	-	167,949,201	167,949,201
Marketable debt securities	-	38,590,423	38,590,423	-	20,086,645	20,086,645
Trading derivatives	4,709,660	-	4,709,660	4,755,314	-	4,755,314
Subordinated liabilities	-	10,908,344	10,908,344	-	9,695,105	9,695,105
Short positions	337,628	-	337,628	29,339	-	29,339
Other financial liabilities	-	15,952,007	15,952,007	-	13,218,248	13,218,248
Total	5,047,288	291,451,686	296,498,974	4,784,653	253,340,771	258,125,424

Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2011	2010

Provisions for pensions funds and similar obligations	1,246,040	1,190,108
Provisions for judicial and administrative proceedings, commitments and other provisions	8,269,255	8,205,053
Of which:
Provisions for judicial and administrative proceedings, commitments and other provisions (1)	7,276,568	8,205,053
Provisions for judicial and administrative proceedings under the responsibility of former controlling stockholders (item b iv)	992,687	-
Total	9,515,295	9,395,161

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for judicial and administrative proceedings, commitments and other provisions

i. Legal obligations and tax and social security contingencies (probable loss)

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$6,833,010 thousand (2010 - R$5,119,731 thousand): lawsuit filed by several companies of the conglomerate against the provisions of Law 9.718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$49,314 thousand (2010 - R$278,194 thousand) - lawsuits filed by several companies of the conglomerate challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject to the application of Law 11941/2009.

• Increase in CSLL Tax rate - R$979,938 thousand (2010 - R$848,734 thousand) - The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Measure 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$542,443 thousand (2010 - R$473,371 thousand): refers to discussions in administrative and judicial proceedings against several municipalities, which require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$288,137 thousand (2010 - R$259,526 thousand): refers to judicial and administrative proceedings on companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as salary.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

ii. Provisions for judicial and administrative proceedings - Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Provisions for judicial and administrative proceedings - Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position’s by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the Superior Court decided that the period of prescription for class actions regarding Economic plans is five years from each Economic Plan dates. With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence. Banco Santander believes that its defense’s arguments can be well succeed.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to actions of tax, labor and civil in the amounts of R$969,485 thousand, R$14,150 thousand and R$9,052 thousand (2010 - R$455,841 thousand, R$30,764 thousand and R$7,180 thousand), with the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded under other assets.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF) judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions at the end of their resources to the last instance of CARF. The updated amount of each proceeding is approximately R$564 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander, whose objects are the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the former controlling shareholder of the Bozano Simonsen group arising from acts of management responsibility, which payments were paid by the consolidated entities. The tax authority deemed the amounts deposited on behalf of these entities to be taxable income and not reimbursements. In December 2011 the CARF judged the administrative process for the 2002 base period (R$438.7 million), offsetting the full assessment notice. The decision may be appealed by the Authority by the last instance of CARF. The updated amount is approximately R$644 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$422 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$335 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$108 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$170 million.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

• INSS on Profit Sharing (PLR) - refers to administrative and legal proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The updated amount involved is approximately R$273 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal, which the admissibility of the Supreme Court has been granted. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

Equity

a) Issued capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value.

	Thousand shares
	2011			2010
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	16,000,704	16,052,894	32,053,598	38,084,679	36,130,149	74,214,828
Foreign Residents	196,841,028	170,149,491	366,990,519	174,757,053	150,072,236	324,829,289
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(391,254)	(355,685)	(746,939)	-	-	-
Total outstanding	212,450,478	185,846,700	398,297,178	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserve, which was ratified by Bacen on June 24, 2010.

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

		2011
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units

Interest on capital (1)(5)(9)	600,000	1.4366	1.5802	158.0216
Interim Dividends (2)(5)	273,840	0.6556	0.7212	72.1211
Interim Dividends dividends (2)(5)(9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3)(5)(9)	550,000	1.3168	1.4485	144.8532
Interim Dividends dividends (4)(5)(9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6)(8)(9)	400,000	0.9592	1.0551	105.5127
Interest on Capital (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate / intermediate was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital will be paid on a date to be timely informed, without any compensation as monetary.
(9) The amount of interim dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2011.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

		2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units

Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Interim Dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Interim Dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4)The amounts for the interest on capital and intermediate dividends were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the Board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the interest on capital and intermediate dividends were paid on February 25, 2011.
(9) The amount of interim dividend and interest on capital were fully allocated to mandatory dividend for the fiscal year 2010.

c) Treasury Shares

On November 9, 2010, the Board of Directors approved the Buyback Units Program issued by Banco Santander allowed purchase up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares, valid until November 9, 2011. However, in the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program issued by the Bank was approved, for held in treasury or subsequent sale valid up to August 24, 2012.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure and (2) enable the management of risk arising from the provision , by the Bank, of market maker services in Brazil for certain index funds, where the Units are included in the index theoretical portfolio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection (“hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch.

Still in November 9, 2010, the BMF&Bovespa has authorized the purchase of ADRs by Santander Madrid or its affiliates until 3% of the total shares issued by the Bank. Therefore, adding the number of Units/ADRs that may be acquired by the Company and Santander Madrid and its affiliates, that on July 31, 2011 was 18.63%, and shares outstanding could be reduced until 14.13%. This authorization does not imply in losses to the obligation assumed by Santander to reach a free float of 25% until October 7, 2012 (extendable under certain conditions until October 7, 2014), provided in the Contract for Adoption of Corporate Governance Practices Level 2 signed with BMF&Bovespa.

Until December 31, 2011, was acquired and held in treasury 5,380,800 Units, amounting to R$79,547 thousand. The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$14.78 and R$16.06. The Bank also acquired and held in treasury 1,732,900 ADRs, amounting to R$33,221 thousand. The minimum cost, weighted average and maximum price per ADR is US$10.21 . The market value of these shares on December 31, 2011 was R$14,96 per Unit and US$8.14 per ADR.

Additionally, during the period of 12 months ended in December 31, 2011, treasury shares were traded, refer to the services of a market maker that resulted in a gain of R$13, recorded directly in equity in capital reserves.

d) Strategic Partner in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% pa in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On December 31, 2011, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

  Commercial Banking

  Global Wholesale Banking

  Asset Management and Insurance

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

The Bank operates in Brazil and abroad, through the Cayman branch, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais		2011

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	24,971,366	2,589,070	341,328	27,901,764
Income from equity instruments	93,727	-	-	93,727
Share of results of entities accounted for using the equity method	54,216	-	-	54,216
Net fee and commission income	6,191,891	796,350	351,257	7,339,498
Gains (losses) on financial assets and liabilities and exchange differences (1)	(753,198)	513,041	5,134	(235,023)
Other operating income/(expenses)	(695,387)	(29,304)	345,273	(379,418)
TOTAL INCOME	29,862,615	3,869,157	1,042,992	34,774,764
Personnel expenses	(6,031,433)	(525,525)	(86,773)	(6,643,731)
Other administrative expenses	(5,431,219)	(242,032)	(55,650)	(5,728,901)
Depreciation and amortization	(1,331,287)	(105,780)	(24,967)	(1,462,034)
Provisions (net)	(3,024,150)	2,866	(40,179)	(3,061,463)
Net impairment losses on financial assets	(9,334,483)	(47,066)	-	(9,381,549)
Net impairment losses on non-financial assets	(33,743)	(4,707)	(196)	(38,646)
Other financial gains/(losses)	452,096	-	-	452,096
PROFIT BEFORE TAX (1)	5,128,396	2,946,913	835,227	8,910,536

Thousands of Reais		2010

		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	-	-	51,721
Share of results of entities accounted for using the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,550,319	244,408	80,323	1,875,050
Other operating income/(expenses)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Net impairment losses on financial assets	(8,225,451)	(8,359)	-	(8,233,810)
Net impairment losses on non-financial assets	(20,601)	-	1	(20,600)
Other financial gains/(losses)	139,951	-	-	139,951
PROFIT BEFORE TAX (1)	6,346,576	2,817,997	831,930	9,996,503

(1) Includes in the Commercial Bank, the fiscal hedge of investment on Cayman branch (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212 thousand. In 2010 were recorded gains of R$272,131 thousand.

Thousands of Reais		2011

		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	345,579,236	51,045,367	3,261,479	399,886,082
Loans and advances to customers	148,372,380	34,653,359	40,529	183,066,268
Customer deposits	150,404,639	22,471,578	1,597,674	174,473,891

Thousands of Reais		2010

		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

a) Key-person management compensation

At the meeting held on April 26, 2011, was approved the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Additionally, was approved the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, in the amount of up to R$3,960 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

Thousands of Reais	2011	2010

Fixed compensation	48,997	45,078
Variable compensation	180,221	162,732
Other	11,818	8,659
Total (1) (2)	241,036	216,469

(1) Refers to the amount paid by Banco Santander to executive officers for the positions which they hold in the Bank and other companies of the conglomerate. And in 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) On 2011, were paid to the Directors of Santander Seguros and Santander Brasil Asset the amount of R$8,312 thousand (2010 - R$6,667).

Additionally, on 2011, charges were collected on key-person management compensation in the amount of R$22,768 thousand (2010 - R$23,547 thousand).

iii) Contract termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree; II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital; III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct ownership interests (common and preferred shares) on December 31, 2011 and 2010:

	2011
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,876,994	34.2%	61,631,776	33.1%	134,508,770	33.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
Santander Insurance Holding, S.L. (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,929,333	17.8%	35,984,611	19.3%	73,913,944	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	2010
	Common		Preferred		Total	Total
	Shares	Common	Shares	Preferred	Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1) (2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Between the months of August to December 2010, the equity position owned by SIH in the form of ADRs were totally alienated; 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

Amendment to Form F-3 and sales of ADS by Santander Group

On November 14, 2011, Banco Santander filed the application for registration of an amendment number 2 to the Registration Statement on Form F-3, which is valid automatically, with the Securities and Exchange Commission (SEC), to allow the sale of ADS or Units of Banco Santander by the Santander Group companies or own Banco Santander. Additionally, in terms of a prospectus supplement filed on November 16, 2011, any one shareholder of Banco Santander SA (Santander Spain), Grupo Empresarial Santander SL (GES), and Banco Madesant - Sociedade Unipessoal S.A. (an affiliate company of the group) may offer for sale, periodically, to 310,832,288 ADS or Units of Banco Santander. The purpose of these documents is to have available for sale on a registered basis, by Banco Santander and certain companies belonging to Grupo Santander, about 8% of the share capital of Banco Santander. As reported by Banco Santander Spain, is the intention of Grupo Santander the record is used to: (i) allow greater flexibility to the Santander Group in relation to the fulfillment of its commitment to deliver about 5% of its shareholding in Banco Santander on the terms of the exchangeable securities issued; and (ii) comply with the commitment of Santander Spain to reach a free float of 25% in Banco Santander before October, 2012 (or subject to an agreement with BM&FBOVESPA, before October 2014), when market conditions are appropriate. No registration with the CVM public offering of securities in Brazil was requested. On 9 January, 2012 the GES transferred to Santander Spain ADRs representing approximately 5.18% of the capital of Santander Brasil, in an internal reorganization at the Santander Group, for the transfer of approximately 4.41% of the capital of Santander Brasil to a third party that will deliver the same share to investors in the exchangeable securities issued by Santander Spain in October 2010 when due and as provided in such securities. The exchangeable securities issued by Santander Spain has been the subject of a Material Fact dated October 29, 2010. As a result of these transfers Santander Spain, directly or indirectly, now holds 78.14% of voting capital and 76.97% of the total capital of Santander Brasil, and the free float rose to 22.75% of total capital.

Other disclosures

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2011	2010

Investment funds	104,877,454	102,516,308
Assets under management	8,144,334	8,822,049
Total	113,021,788	111,338,357

b) Third-party securities held in custody

On December 31, 2011, the Bank held in custody marketable debt securities and equity instruments entrusted to it by third parties totaling R$72,825,358 thousand (2010 -R$194,063,773).

Supplementary information – Conciliation of shareholders’ equity and net income

Following the CVM Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2011	2010

Shareholders' equity attributed to the parent under Brazilian GAAP		65,578,565	64,850,978
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	-
Classification of financial instruments at fair value through profit or loss	d	13,840	(251)
Redesignation of financial instruments to available-for-sale	a	303,686	558,032
Impairment on loans and receivables	b	1,128,106	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	545,763	300,000
Reversal of goodwill amortization	f	9,786,227	6,682,775
Realization on purchase price adjustments	g	708,533	639,520
Share based payments	h	34,132	20,976
Others		(85,820)	82,698
Shareholders' equity attributed to the parent under IFRS		78,013,032	73,355,318
Non-controlling interest under IFRS		18,960	8,076
Shareholders' equity (including non-controlling interest) under IFRS		78,031,992	73,363,394

Thousands of Reais	Note	2011	2010

Net income attributed to the parent under Brazilian GAAP		3,557,203	3,863,298
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(1,082)
Classification of financial instruments at fair value through profit or loss	d	18,918	(17,887)
Redesignation of financial instruments to available-for-sale	a	18,402	(16,300)
Impairment on loans and receivables	b	907,516	219,630
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	245,763	82,795
Reversal of goodwill amortization	f	3,103,452	3,241,146
Realization on purchase price adjustments	g	69,013	(87,581)
Others		(172,342)	98,074
Net income attributed to the parent under IFRS		7,747,925	7,382,093
Non-controlling interest under IFRS		7,928	481
Net income (including non-controlling interest) under IFRS		7,755,853	7,382,574

a) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

b) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Pension plan discount rate:

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

d) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

g) Realization on purchase price adjustments:

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

UNAUDITED ADDITIONAL FINANCIAL INFORMATION FOR THE PERIOD ENDED DECEMBER 2011 AND 2010

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

				Adjusted
		Participation %		Stockholders'
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity	Net Income
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (4)	Asset Manager	99.99%	100.00%	187,770	73,977
Banco Bandepe S.A. (4)	Bank	100.00%	100.00%	4,408,918	378,659
Santander Leasing S.A. Arrendamento Mercantil (4)	Leasing	78.57%	99.99%	9,999,296	969,827
Aymoré Crédito, Financiamento e Investimento S.A. (4)	Financial	100.00%	100.00%	1,221,515	347,494
Santander Administradora de Consórcios Ltda. (4)	Buying club	100.00%	100.00%	4,231	173
Santander Brasil Administradora de Consórcio Ltda. (4)	Buying club	100.00%	100.00%	147,715	38,876
Santander Microcrédito Assessoria Financeira S.A. (6)	Microcredit	100.00%	100.00%	17,556	5,882
Santander Brasil Advisory Services S.A. (1) (6)	Other Activities	96.56%	96.56%	40,659	37,837
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)(4) (7)	Dealer	100.00%	100.00%	22,394	13,224
Santander Corretora de Câmbio e Valores Mobiliários S.A. (4)	Broker	99.99%	100.00%	253,076	60,353
Webmotors S.A. (6)	Other Activities	100.00%	100.00%	60,514	11,207
Santander Participações S.A. (1) (6) (7)	Holding	100.00%	100.00%	268,730	39,191
Santander Getnet Serviços para Meios de Pagamento S.A. (6)	Other Activities	50.00%	50.00%	26,122	12,899
Sancap Investimentos e Participações S.A. (Sancap) (2) (6)	Holding	100.00%	100.00%	241,716	146,248
Mantiq Investimentos Ltda (6) (9)	Other Activities	100.00%	100.00%	50	-
Santos Energia Participações S.A. (6) (9)	Holding	100.00%	100.00%	1,311	(144)
MS Participações Societárias S.A (6) (9)	Holding	78.35%	78.35%	15,712	397

Controlled by Sancap
Santander Capitalização S.A. (3) (5)	Savings and annuities	-	100.00%	276,449	135,050

Controlled by Santander Participações S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (6) (8)	Insurance	-	100.00%	166,876	34,469

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	-	-

(a) Company over which effective control is exercised.
(1) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA, (ii) change the name of Santander CHP S.A. into Santander Brazil Advisory Services and (iii) amendment of its corporate purposes of both companies.
(2) Company in constitution stage.
(3) Participation transferred to Sancap through the partial spin-off of Santander Seguros.
(4) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
(5) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.
(6) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.
(7) In Meeting held on August 31, 2011 were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Securities by Santander Participações. Both cases are in the process of approval by Bacen.
(8) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora de Seguros S.A. (Real Corretora) and Santander Serviços, its shareholders approved the merger of the Real Corretora into Santander Serviços, based on their net book values at the base date of September 30, 2010.
(9) Investiment acquired in 2011.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer